SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2010

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Proposal of Amendment to the

Stock Option Plan of the Company

DRAFT

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J./M.F. n.° 06.164.253/0001 -87
N.I.R.E. 35.300.314.441

STOCK OPTION PLAN AMENDED BY THE SPECIAL SHAREHOLDERS' MEETING OF GOL LINHAS AÉREAS INTELIGENTES S.A., HELD ON APRIL 30, 2010

1. OBJECTIVE OF THE PLAN

This Stock Option Plan (the "Plan") is aimed at promoting the interests of GOL LINHAS AÉREAS INTELIGENTES S.A. (the "Company") and its subsidiaries, by encouraging Management and Employees of both the Company and its subsidiaries (as defined under item 3, below) to contribute substantially to the success of the Company, by granting stock options on the Company's share capital.

2. MANAGEMENT OF THE PLAN

Management. The current Plan shall be managed by the People Management and Corporate Governance Committee (the "Committee"), with due regard to the guidelines set forth by the Company's Board of Directors (the "Board").

Advisors. The Committee might make use of one or more of the Company's employees or managers as advisors, as it may deem necessary to the perfect execution of its tasks, at its sole discretion.

Non-restriction. The Board is responsible for deciding which Committee members are eligible for the Plan. The Committee members shall only be entitled to the stock options subject matter of the Plan upon express authorization by the Board. In case they are Company employees, Committee members shall be entitled to receive the stock options subject matter of the Plan upon express authorization by the Board. However, the employees or managers of both the Company and its subsidiaries engaged as advisors to the Committee shall be entitled to qualify themselves for purchasing the stock options subject matter of the Plan and to receive them.

Powers; Limitations. The Committee shall have extensive powers to implement the Plan and to take all actions it deems necessary and suitable for the management, including suggesting to the Boardto award different treatment to certain participants, in justified cases, and provided that the basis principles of the Plan are not affected thereby. Resolutions passed by the Committee are final and binding on the Company concerning the issues related to the management of the Plan, except in relation to the matters which are subject to subsequent confirmation by the Board: the total number of options to be granted in each calendar year, the participants to be granted options in each calendar year and the vesting period for the options being granted and other matters as established herein. In exercising its authority, resolutions passed by the Committee shall be subject to confirmation by the Board, within the limits established in the law, in the applicable regulations, and in the guidelines form the Company's shareholders set forth in a general meeting. The casus omissi shall be regulated by the Board, which, at its sole discretion, may consult with the General Shareholders' Meeting.

3. PARTICIPANTS

Participants. Participants in the Plan shall be the persons selected at the sole discretion of the Committee, provided that they have been exercising those duties which have made them eligible at the date on which the option is granted, in one of the following categories: CEO, Vice-President, Officer, Advisors, General Manager, Regional Manager, Manager and Others.

For the purposes of this Plan:

  “CEO" means the individual occupying the position of statutory officer of the Company or its subsidiaries, under the name of "Diretor Presidente."

  "Vice-President" means the individual occupying the position of statutory officer of the Company or its subsidiaries, under the name of "Diretor Vice-Presidente.”

  "Officer" means any individual occupying the position of "Diretor" in the Company or its subsidiaries.

  "Advisor" means any individual occupying the position of "assessor" in the Company or its subsidiaries.

  "General Manager" means any individual occupying the position of “Gerente Geral" in the Company or its subsidiaries.

  “Regional Manager” means any individual occupying the position of “gerente regional” in the Company or its subsidiaries.

  “Manager” means any individual occupying the position of “gerente” in the Company or its subsidiaries.

  “Others” means any individual occupying a position other than those described above in the Company or its subsidiaries, who has been selected by the Committee, to whom options may be granted.

Differentiated Treatment. The Committee, subject to the Board Approval, may award different treatment to participants who are in similar circumstances, not being under the obligation, due to any equal or analogous situations, to extend to other participants any condition, benefit or decision that it deems applicable only to certain participants and/or groups of participants subject to particular circumstances. The Committee may also award special treatment in exceptional cases, during the effective period of each stock option right, provided that neither the rights already granted to the beneficiaries nor the basic principles of the Plan are affected. Such exceptional rule shall not constitute a precedent that may be invoked by other beneficiaries and is also subject to the Board Approval. The Committee will, further, be entitled to include new Participants in the Plans already approved and still in effect, granting them those options it may deem to be adequate, with due regard to the maximum overall number of options annually established by the Board of Directors and to the other conditions provided for herein.

Retention in the Job or Function. No provision of the Plan shall grant rights to the Participants in relation to guaranteed retention as an employee or service provider of the Company or its subsidiaries, nor shall it interfere in any way with the right of the Company or its subsidiaries to terminate, at any time, the employment relationship with the participant, subject to the legal conditions and those provided for in the employment contract or in the service agreement, as the case may be. In addition, no provision of the Plan shall grant to any option holder rights pertaining to his/her retention up to the end of his/her term of office as an Officer or member of the Company’s management, nor shall it interfere, in any way, with the right of the Company or its subsidiaries of removing him/her from office, nor shall it ensure the right of his/her reelection to the position.

Adhesion. Upon granting of the option, the Participants shall expressly adhere to the Plan, by means of an unqualified written statement, pursuant to the terms of the Plan, becoming thus bound to comply with all the provisions agreed upon herein.

4. OPTION GRANTING CRITERIA

Granting Criteria. The Committee shall establish option Granting Criteria (the "Granting Criteria") for each category of participant in order to fulfill the objectives of this Plan.

Option Granting. Stock options shall be granted to the participants selected by the Committee until December 31st of each calendar year. In the event subsequent adjustments may be required to be made in relation to the above mentioned granting, the Committee shall be responsible to proceed to them and submit to the Board Approval. The option granting date shall be called in this Plan as the "Granting Date." In case one participant has changed from one eligible category to another prior to a given Granting Date, said participant shall qualify to the granting according to the Granting Criteria applicable to the category to which same has belonged for more than six (6) months prior to such date. However, in case a participant has changed from an eligible category to one which is non-eligible, and, therefore, belongs to a non-eligible category on the Granting Date, same shall not qualify for the granting.

It shall be incumbent upon the Board, in justified cases, to authorize the CEO and/or the Vice-Presidents to receive options within the scope of the Plan, subject to the terms and conditions to be suggested by the Committee, in full or partial substitution of their variable compensation in connection with the Profit Sharing program (PPR) of the Company. In cases where one or more Vice-Presidents elect to receive options instead of a variable compensation under the terms of the PPR, the Board may, at its sole discretion: (a) decide that the exercise price of the options shall be less than the amount provided for under the terms of item (iii) of Disclosure and Content of the Granting Criteria below, or alternatively (b) provide for an exchange ratio between the PPR amounts and the number of options to be received by the Participant which, at the Committee’s discretion, may be justified by reason of the compensation policy of the Company, which may not correspond to the value of the options, or of the shares underlying the option, at the time they were granted.

Disclosure and Content of the Granting Criteria. The Granting Criteria shall be disclosed in the second half of each calendar year and, provided the general criteria set forth by this Plan are complied with, they shall establish:

(i)	The total annual number of options shall be established by the Board of Directors;

(ii)	The number of options per participant applicable to each category shall be annually decided by the Committee.

(iii)
The strike price of the options to be granted in the calendar year shall be: (a)equal to the average price, weighted by volume, of the shares of the same class recorded in the last sixty (60) trading sessions prior to the Granting Date, which shall be adjusted pursuant to the IGP-M, a general price index published by the Fundação Getúlio Vargas, from the Granting Date until the date of effective payment; or (b) determined by the Board of Directors, with reference to the profitability outlooks of the Company, to the net asset value per share, or to the Market Value (as defined below), with premium or discount being admitted due to market conditions;

(iv)	The vesting period of the options granted, with due regard to the provisions in item 5 below;

(v)	Any additional restrictions provided for in this Plan regarding the shares subscribed through option exercise; and

(vi)	Occasional penalties.

Interpreting the Granting Criteria. In case of conflict between the Granting Criteria and the provisions set forth in this Plan or in any instrument or contract entered into as a result of the Plan, the provisions hereof shall prevail.

Option Terms. In addition to the general terms and conditions provided for in this Plan, the terms and conditions for each option granted according to the Plan shall be established at the date of each granting, at which time the participant shall be required to state his/her full agreement to be bound by the Plan and by the specific conditions of each granting.

5.OPTION EXERCISE

Vesting. It shall be incumbent upon the Committee to suggest the vesting period for the options granted to the Participants in each calendar year, such suggestion being subject to confirmation by the Board of Directors. The exercise of all the options granted shall not be permitted unless after a term of at least three and not more than five years has elapsed from the granting date. Notwithstanding the foregoing, the Committee, subject to approval by the Board of Directors, may determine the percentages of options which are vested for exercise at each year, or at shorter intervals, at its discretion.

The options vested according to this Plan may be exercised by the participant up to the tenth (10th) anniversary of its respective Granting Date.

Form of Exercise. For the purposes of exercising the option, the holder shall subscribe the shares pursuant to a subscription list or by entering into a purchase and sale contract with the Company, as the case may be, or any other document that may be designated by the Committee, which shall contain the number of shares purchased or subscribed and their class, and the strike price and payment terms approved by the Committee pursuant to the instruments under which the option right was granted.

Shareholder’s Right. No participant will be entitled to any right or privilege as a shareholder of the Company until the options are duly exercised and the option shares are purchased and issued.

6. SHARES INCLUDED IN THE PLAN

Number of Shares Included in the Plan. The stock options granted according to the Plan may confer rights over a number of shares that does not exceed, at any time, five percent (5%) of the Company's shares. In case the options granted are not exercised, the shares related to them shall not be computed again in the number of shares included in the Plan.

Class of Shares Included in the Plan. The stock options granted according to the Plan may confer rights related to preferred shares.

Mandatory Adjustments. If the amount of the Company’s shares is increased, decreased or if the shares are exchanged for those of a different kind or class as a result of a stock bonus, split-up or reverse split-up or conversion of shares from one kind or class into another, the Committee shall carry out the required adjustments to the number and class of shares that have been issued pursuant to the options that were exercised and to those which were granted but were not exercised, in order to avoid distortions in the application of this Plan. The adjustments shall not change the total subscription or acquisition price of the options granted but not exercised. No fraction of the shares shall be sold or issued according to the Plan or any of these adjustments.

Optional Adjustments. Whenever it deems necessary or appropriate, due to transactions that have effects similar to those that give rise to mandatory adjustments, the Committee may carry out the adjustments it deems necessary to the number and class of shares that have been issued pursuant to the options that were exercised and to those that were granted but were not exercised. The adjustments shall not change the total subscription or acquisition price of the options granted but not exercised. No fraction of the shares shall be sold or issued according to the Plan or any of these adjustments.

7. PAYMENT OF THE STRIKE PRICE

Minimum Realization Price and Payment in Cash. The share price shall be paid by the holders of the stock option, either in cash or, exceptionally, in other forms as defined by the Committee, provided that the minimum realization stipulated by the law is respected.

Dividends. Unless otherwise decided by the Committee, the shares acquired as a result of the option exercise shall be entitled to full dividends, in cash, on the declared amount of the profit. The dividends related to shares issued or sold due to the option exercise that have not been entirely paid-up or settled shall be retained and held by the Company in a special segregated account until the end of the deadline and/or the fulfillment of the respective paying-up or settlement obligations.

8. DELIVERY OF THE SHARES; RESTRICTIONS ON THEIR TRANSFER

Delivery of the Shares. No share shall be delivered to the holder as a result of the option exercise unless all legal and regulatory requirements, and those arising from this Plan, are entirely fulfilled.

Restrictions on the Transfer of the Shares until Full Settlement. The shares arising from the stock option exercise may not be sold to third parties until they are fully settled and paid-up.

Transfer of the Shares Acquired through Exercising the Options. Not only may the Committee set forth limits on the transfer of the shares, but it may also establish the right of first refusal, the price and the terms for their repurchase, including those shares that may be acquired as a result of a bonus, stock split, subscription or any other form of acquisition, provided that such holder's rights were originated from the Plan.

9. TERMINATION

Termination. For the purposes of this Plan, "Termination" means any act or fact which, whether with due cause or not, terminates the legal relationship between the option holder and the Company or its subsidiaries, except in the case of retirement, permanent disability or death. Termination also includes removal from office, substitution or non-reelection as director/officer, as well as the termination of the employment contract or service agreement.

Termination by the Company or by the Participant. In case of Termination for any reason, except with due cause, all options that have been granted to the participant, and which are not yet exercisable, shall become automatically extinct, for all legal purposes, regardless of any termination notice or severance pay. Nevertheless, the option holder shall have the right to exercise the options already exercisable on the date of termination for a non-renewable period of ninety (90) days, counted from the date of termination and upon payment in cash. In addition, if the shares subscribed or acquired as a result of the Plan are not entirely paid-up or settled, the participant shall have ninety (90) days, counted from the termination to make the full payment thereof, otherwise the number of shares held by the participant shall be reduced pro rata the amount effectively settled or paid-up.

Termination with Due Cause. In case of Termination of the Company's or its subsidiaries' option holders for due cause, all options that were granted to them and which were not yet exercisable, shall become automatically extinct for all legal purposes, regardless of any termination notice or severance pay. Nevertheless, the option holder shall have the right to exercise, on the date of Termination and upon payment in cash, the options already exercisable on that date. In addition, if the shares subscribed or acquired as a result of the Plan are not entirely paid-up or settled, the number of shares held by the participant shall be reduced pro rata the amount effectively settled or paid-up.

10. PARTICIPANT’S DEATH; PERMANENT DISABILITY OR RETIREMENT

Death. Should an option holder die, all options held by him/her and not already exercisable shall immediately become exercisable, and the option shall extend to the heirs and successors of the option holder, according to legal succession rules or a last will and testament. The option may be fully or partially exercised by the heirs and/or successors of the option holder, with payment in cash. In addition, if the shares subscribed or acquired as a result of the Plan are not entirely paid-up or settled, the participant’s legal representative shall have ninety (90) days, from the termination, to make the full payment, otherwise the number of shares held by him/her shall be reduced pro rata to amount effectively settled or paid-up.

Permanent Disability. Should a participant become permanently disabled, all of the options not yet exercisable shall become immediately exercisable, regardless of termination notice or severance pay. The options already exercisable shall be exercised by the close of business of the day subsequent to the communication of termination caused by disability, provided that the payment is made in cash. In addition, if the shares subscribed or acquired as a result of the Plan are not entirely paid-up or settled, the participant shall have ninety (90) days, counted from the termination caused by permanent disability, to make the full payment, otherwise the number of his/her shares shall be reduced pro rata to amount effectively settled or paid-up.

Retirement. In case of retirement of a participant, and withdrawal from the Company, all of the non-exercisable options shall become immediately extinct, regardless of termination notice or severance pay. The options already exercisable shall be exercised by the close of business of the day subsequent to the communication of retirement, and the payment of the strike price shall be made in cash. In addition, if the shares subscribed or acquired as a result of the Plan are not entirely paid-up or settled, the participant shall have ninety (90) days, counted from the termination caused by retirement, to make the full payment, otherwise the number of his/her shares shall be reduced pro rata to amount effectively settled or paid-up.

11. APPLICABLE REGULATION

Applicable Regulation. This Plan, the options granted based on same, and the subscription of new shares or the acquisition of treasury stock arising out of the options shall abide by: (i) the applicable rules of the Brazilian Securities and Exchange Commission (CVM); and (ii) the and any r restrictions that may be imposed by the Policy for Trading Shares Issued by the Company.

Shareholders' Preemptive Rights. Shareholders, pursuant to article 171, § 3o, of Law n° 6.404/76 as amended, shall not have preemptive rights upon the acquisition or exercise of the stock option right according to the Plan.

12.. EFFECTIVE DATE AND EXPIRATION OF THE PLAN

Effective Term. The Plan shall become effective upon its approval by the Company's Special Shareholders' Meeting and shall remain in effect for a period of ten (10) years as from December 09, 2004. It may, however, be terminated, at any time, by decision of a Special Shareholders' Meeting, or as a result of Restructuring of the Company (as described below), Winding Up and Liquidation of the Company or cancellation of its registration as a publicly-held company.

Termination by Lapse of Time. Termination of the effective term of the Plan by lapse of the time established for same shall affect neither the validity of the options previously granted and still in force nor the limitations on negotiability of the shares and/or the preemptive rights provided for herein.

Restructuring of the Company. Restructuring of the Company means the merger, amalgamation, spin-off or corporate restructuring of the Company, in which the Company is not the surviving entity, or the sale of substantially all of the Company's assets, or the transfer of the Company's control.

Termination by Shareholders' Decision. The termination of the effective term of the Plan by decision of the Company's shareholders shall affect neither the validity of the options previously granted and still in force nor the limitations on negotiability of the shares and/or the preemptive right provided for herein.

Termination Caused by the Restructuring of the Company. At the time of the Restructuring of the Company, the Plan shall terminate and any option granted up to then shall become extinct. Should the documents determining the restructuring establish in writing, in connection with such transaction, the maintenance of the Plan and the assumption of the options granted up to then with the replacement of such options by new ones, the succeeding company—or its affiliate or subsidiary—shall assume the relevant adjustments in the number, class and price of shares and, in this case, the Plan shall continue in the form then provided.

Termination by the Winding Up, Liquidation or Cancellation of its Registration as a Publicly-Held Company. In the cases of cancellation of registration as a publicly-held company, winding up or liquidation of the Company, the Plan and the options granted thereunder shall become automatically extinct.

[ Original Plan approved at the General and Special Shareholders’ Meeting of the Company, held on December 09, 2004]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:April 15, 2010

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.